Filed by EchoStar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation,
General Motors Corporation,
and EchoStar Communications Corporation
Commission File No. 333-84472
Date: April 17, 2002

A link labeled “Retailers-Click here to write a letter” was added to the www.echostarmerger.com website. That link leads to a form that requests the person’s first name, last name, home address, phone number and fax number, company name, company address, the person’s title, and e-mail address. Once that information is submitted, the next page states:

We can help you write a letter to your elected officials by answering the questions below. Your answers will determine the content of your letter.

The following text will be included in your letter to Members of Congress. You will have the option to edit this text on the next page:

I am [title] of [company name], and I’m writing to urge you to support the proposed merger of EchoStar Communications and Hughes Electronics. I believe the merger holds tremendous potential for my company here in [city], [state] which sells EchoStar’ DISH Network satellite TV service. The new company will offer a more attractive product to consumers, and this will mean more business for my company.

The following text will be included in your letter to the FCC. You will have the option to edit this text on the next page:

I’m writing to urge you to support the proposed merger between EchoStar Communications and Hughes Electronics. I believe the merger holds tremendous potential for my company in [city], [state] which sells EchoStar’s DISH Network satellite TV service. The new company will offer a more attractive product to consumers, and this will mean more business for my company.

Then, the questions and answers set forth below appear without the related paragraph.

QUESTIONS AND ANSWERS                                           RELATED PARAGRAPH
===========================================================================================================
DO YOUR CUSTOMERS HAVE ACCESS TO
THEIR LOCAL BROADCAST CHANNELS VIA
SATELLITE?
-----------------------------------------------------------------------------------------------------------
Don't Know                                If the merger is approved, the new company will be able to offer local broadcast stations to all 210 of the nation's
                                          television markets. Currently, EchoStar offers service in
                                          only 36 markets. This is possible because both EchoStar and
                                          DIRECTV currently duplicate hundreds of channels of
                                          identical programming. By combining their limited spectrum, the new company will become a fully competitive cable
                                          alternative in every television market in the country. This will allow me to provide a better product to my customers in the near future.

No, none of my customers have access      None of my customers can receive their local broadcast
to their local broadcast channels via     channels via satellite because the DISH Network does not
satellite.                                have the channel capacity to carry smaller television
                                          markets. Currently, EchoStar offers service in only 36
                                          markets. This is a source of frustration for my consumers.
                                          The proposed merger between EchoStar and DIRECTV would allow the combined company to offer local broadcast channels in
                                          all 210 television markets nationwide by eliminating the
                                          duplication of identical programming carried by both
                                          services. If the merger is approved, satellite TV will be a more competitive alternative to cable, and this is good for business.

Yes, a few of my customers have           The majority of my customers are not able to subscribe to
access to their local broadcast           their local broadcast channels via satellite because they
channels via satellite, but most do       live in a small television market. This is the case because
not.                                      DISH Network does not have sufficient spectrum to provide
                                          all local channels in every one of the country's 210 local television markets. Currently, EchoStar offers local
                                          broadcast channels in only 36 markets. The merger will allow the combined company to stop broadcasting more than 500
                                          identical TV channels. This will increase capacity and allow the new company to serve all TV markets in the U.S. This
                                          will allow me to offer my customers a more competitive
                                          alternative to cable in the near future.

Yes, most of my customers have access     The majority of my customers are able to subscribe to their
to their local broadcast channels via     local broadcast channels via satellite, but those who live
satellite, but a few do not.              in smaller television markets cannot. Currently, EchoStar
                                          offers local broadcast service in only 36 television
                                          markets. If the merger is approved, DISH Network and DIRECTV can more efficiently use their limited channel capacity and offer local service via satellite in all 210 TV markets
                                          nationwide. The ability to offer local broadcast channels to all of my customers makes selling the product easier and
                                          gives customers more choices among satellite and cable
                                          providers in the near future.

Yes, all customers have access to         I can offer local broadcast channels to all of my customers
their local broadcast channels via        when they subscribe to the DISH Network. This is not the
satellite.                                case for retailers in medium and small-sized markets.
                                          Currently, EchoStar offers local broadcast service in only
                                          36 television markets. The merger will allow the new company to end the duplication of programming and free up hundreds of channels allowing consumers in all 210 television markets across the country to receive their local broadcast
                                          channels. As a DISH Network retailer, I am very excited by this development because satellite TV will be perceived
                                          nationally as real alternative to cable.

-----------------------------------------------------------------------------------------------------------
DO YOUR CUSTOMERS HAVE ACCESS TO
HIGH-SPEED INTERNET ACCESS SERVICE
VIA CABLE OR DSL?
-----------------------------------------------------------------------------------------------------------
Don't know.                               This merger will provide consumers across the country with an affordable high-speed Internet access service provider
                                          because broadband via satellite can reach areas of the
                                          country cable and DSL wires do not. This is rural Americas only realistic hope for affordable broadband service. The
                                          new company will also provide much needed competition to
                                          cable and DSL where high speed Internet access service is
                                          already available.

No, none of my customers have access      None of my customers currently have access to cable or DSL
to high-speed Internet access service     high-speed Internet access service, but it is clearly
via cable or DSL.                         something that many of them want given the number of times I have heard them ask about it. If the merger is approved, the new Echostar will provide the homes and businesses in my
                                          area the first affordable high speed Internet access
                                          service. My customers will benefit from this merger because
                                          EchoStar and Hughes can combine their resources, satellites, and spectrum to provide high-speed satellite Internet access service on a basis that is price and quality competitive
                                          with cable modem service and DSL.

Yes, a few of my customers have           If the merger is approved, the new EchoStar will provide
access to high-speed Internet access      consumers in my area an affordable high speed Internet
via cable or DSL, but most do not.        access service via satellite. There are a small number of
                                          customers in my area who do enjoy access to high-speed
                                          Internet access service via cable and DSL service. For them, this merger will result in increased competition in the
                                          broadband market, potentially driving down prices of DSL and cable providers. However, the majority of the homes, schools and businesses in my area are beyond the reach of cable and
                                          DSL wires. For these customers, the new EchoStar would be
                                          their only chance of getting an affordable high speed
                                          Internet service.

Yes, most of my customers have access     For my customers who do enjoy access to high-speed DSL and
to high-speed Internet access via         cable Internet service, this merger will result in increased
cable or DSL, but a few do not.           competition in the broadband market, because the new
                                          EchoStar will provide an affordable high speed Internet
                                          access service via satellite. This would help drive down
                                          prices of the DSL and cable providers. For those living
                                          beyond the reach of cable and DSL wires, the new EchoStar
                                          would be their only chance of affordable high speed Internet service.

Yes, all of my customers have access      Today's fledgling satellite Internet services are too
to high-speed Internet access service     expensive for everyday customers, leaving cable and DSL
via cable or DSL.                         providers in control of the broadband market. The new
                                          company will have the spectrum and satellite resources
                                          necessary to provide consumers across the country with a
                                          competitive high-speed Internet alternative, and my
                                          customers will have more choice in broadband providers.

-----------------------------------------------------------------------------------------------------------
DO YOU COMPETE WITH CABLE FOR
CUSTOMERS?
-----------------------------------------------------------------------------------------------------------
Don't know.                               The merger will allow the new company to better compete with cable. This is good for all consumers because subscribers to the new service will benefit from the competition on price and services whether or not they are served by cable.

No, because none of my customers have     Because none of my customers currently have access to cable,
access to cable service.                  they depend on satellite TV for their pay-TV service. The
                                          merger will bring to rural areas the benefits of competition with cable in the most competitive markets, because EchoStar will offer its service and price on a nationwide basis. The competition between the new EchoStar and hundreds of cable companies across the country will mean that the television product I sell will always have the best programming choices and latest innovations

Yes, I compete with cable for a few       Whether or not my customers have access to cable, and most
of my customers, but most do not have     do not, all of them will benefit from the new company's
cable access.                             ability to better compete with cable. EchoStar has pledged to offer nationwide prices and services -- bringing the
                                          benefits of vigorous competition with cable -- to customers

Yes, I compete with cable for most of     This merger will increase satellite TV's ability to respond
my customers, but a few do not have       competitively to the roll out of digital cable, forcing
cable access.                             cable companies to respond in a variety of ways including
                                          accelerating their digital upgrades and extending their
                                          wires out to reach those customers they currently do not
                                          serve. The resulting expansion in digital capabilities
                                          across the board will increase competition generally, will drive hardware upgrades for consumers, and drive retail
                                          traffic and sales nationwide.

Yes, I compete with cable for all of      My customers chose satellite TV over cable because of its
my customers.                             superior customer service, better quality picture and sound, and the abundance of channel options. However, cable
                                          companies now offer digital cable in millions of homes. This has negated the past advantages of satellite over cable TV and has begun to hurt EchoStar and DIRECTV's ability to
                                          compete. The new company will have the resources, spectrum and satellites necessary to offer a competitive satellite TV product, improving customer service and keeping cable prices in check.

-----------------------------------------------------------------------------------------------------------
WHICH ADDITIONAL FEATURE OFFERED BY
THE MERGER WOULD BE MOST ATTRACTIVE
TO YOUR CUSTOMERS?
-----------------------------------------------------------------------------------------------------------
Don't know.                               In addition to the benefits already mentioned, the spectrum savings would allow the new company to offer new and
                                          enhanced television services, such as high definition
                                          television, interactive television, and near
                                          video-on-demand. These innovations will increase the allure of satellite TV and offer new sales opportunities for
                                          satellite TV hardware.

Expanded HDTV service.                    High Definition Television (HDTV) was supposed to be
                                          available to the American public today, but consumers are
                                          still waiting for broadcasters and cable operators to
                                          provide the service. EchoStar and Hughes have pledged to use some of the available spectrum to increase their HDTV
                                          channel offerings, more than tripling their current HDTV
                                          offerings. I am excited because greater availability of HDTV programming will translate into more sales opportunities for my HDTV televisions and related products.

More and enhanced interactive TV          The new company has also pledged to offer new and enhanced
services.                                 services like interactive television and near
                                          video-on-demand. These products will allow satellite TV to go head-to-head in competition with cable companies and
                                          other competitors as they improve their technological
                                          capabilities.

Sports packages.                          EchoStar retailers like me will gain the ability to offer
                                          the popular sports packages that would otherwise only be
                                          available on DIRECTV, once the merger is completed. This
                                          additional programming will increase customer demand, and
                                          improve sales.

Nationwide Pricing.                       Since its inception, direct broadcast satellite TV providers have offered uniform, nationwide pricing structures, and the new company has guaranteed that it will continue this
                                          practice. Nationwide pricing offers customers in rural
                                          America the full benefits of the rigorous competition
                                          occurring in urban and suburban areas. I can rest assured
                                          that satellite TV will remain a competitively priced
                                          product.

-----------------------------------------------------------------------------------------------------------
WHAT'S THE BEST OVERALL ARGUMENT FOR
THE MERGER FOR YOUR RETAIL BUSINESS?
-----------------------------------------------------------------------------------------------------------
All the arguments are equally good.       The EchoStar-Hughes merger will allow the new company to
                                          offer a stronger satellite TV product nationwide, providing local broadcast channels in every television market, and new and enhanced television services such as HDTV, interactive
                                          TV, and more. In addition, the new EchoStar will be able to offer an affordable, high-speed Internet product to every
                                          zip code in the country. As a retailer for the DISH Network,
                                          I will benefit from increased sales. For all of these
                                          reasons, I urge you to support the EchoStar-Hughes merger.

Local broadcast channels in all US        The new company will offer many benefits to customers, but
television markets.                       the most important one is local broadcast channels via
                                          satellite in all U.S. television markets. This is the one
                                          service most sought after by my customers. I urge you to
                                          support the proposed merger between EchoStar and DIRECTV
                                          because local channels for all Americans is only possible if the companies are allowed to combine.

Access to an affordable high-speed        The merged company will provide consumers with a lot of new
Internet access service.                  services, but the availability of an affordable, nationwide high-speed Internet access product in the near future is the most important one to me. It is for this reason that I urge you to support the merger of EchoStar and Hughes
                                          Electronics.

Stronger competitor with cable for        Please support the merger between EchoStar Communications
customers.                                Corporation and Hughes Electronics. There are many benefits of the merger, but I believe that most importantly, the new company will increase competition with cable and help hold down cable rate increases. These savings, in turn, will be passed along to customers, which will be good for my
                                          business.

HDTV and New and Enhanced Features        EchoStar will not be able to compete effectively with the
                                          cable companies in the future unless it has the ability to match their technological innovations. The merger will allow the new EchoStar to provide HDTV, Interactive TV, and near video-on-demand. The other benefits outlined above are
                                          important, but these are the most important ones for me.
                                          Please support the EchoStar-Hughes merger, and help bring
                                          these advanced television services to consumers sooner
                                          rather than later.

Depending on the answer to the above questions, draft letters are generated from the corresponding related paragraphs above. One draft letter appears in a box below the words:

Here is the letter created for Congress from your responses. Make any changes you feel necessary.

The other draft letter appears in a box below the words:

Here is the letter created for the FCC from your responses. Make any changes you feel necessary.

After hitting the “next” button, a preview of the letter and choice of governmental addresses appears. After hitting the “next” button again, the words set forth below appear.

Privacy Statement: Your name or information will never be sold or given to another organization. EchoStar does not sell or rent our member or subscriber lists to third parties.

Note: Unfortunately, not all elected officials read their email. For this reason, a copy of your correspondence is going to EchoStar. If necessary, we will be able to mail or fax a copy to the addressee.

---

In connection with the proposed transactions, on March 18, 2002, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) filed preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. Holders of GM $1- 2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials filed on March 18, 2002, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the preliminary consent solicitation statement/information statement/prospectus filed with the SEC on March 18, 2002 and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

*     *     *

[ECHOSTAR LOGO] 5701 South Santa Fe Drive Littleton, CO 80120	[HUGHES LOGO] P.O. Box 956 200 N. Sepulveda Blvd El Segundo, CA 90245-0956

EchoStar and DIRECTV Present:

Local Channels and Affordable Broadband Everywhere in Pennsylvania

          Harrisburg, PA - On April 18, 2002 at Noon, Dr. Scott Snyder, CEO, Omnichoice Solutions and Rob McCord, President and CEO, Eastern Technology Council will host a demonstration showcasing satellite-delivered digital television and high-speed Internet access and explain how the proposed merger between EchoStar Communications Corporation and Hughes Electronics’ DIRECTV will make local TV channels available to every resident in Pennsylvania. Attendees will be able to surf the Internet, delivered via satellite, following the demonstration.

The demonstration will be held at:

205 Ryan Building, Capitol at Noon on April 18, 2002.

Lunch will be provided.

Please RSVP to Athan at (717) 214-2200.

Athan Koutsiouroumbas
Bravo Group
125 State Street
Harrisburg, PA 17101
(717) 214-2200
(717) 214-2205 (fax)
Athan@thebravogroup.com

DISH Network is a trademark of EchoStar Communications Corporation. DISH Network is EchoStar’s state-of-the-art direct broadcast satellite TV system that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as advanced satellite TV receiver hardware and installation. EchoStar is included in the Nasdaq-100 Index (NDX). DISH Network currently serves over 7 million customers. For more information, contact 1-800/333-DISH (3474) or visit www.dishnetwork.com.

DIRECTV is the nation’s leading digital satellite television service provider with more than 10.7 million customers. DIRECTV and the Cyclone Design logo are registered trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corporation. HUGHES is the world’s leading provider of digital television entertainment, broadband services, satellite-based private business networks, and global video and data broadcasting. The earnings of HUGHES, a unit of General Motors Corporation, are used to calculate the earnings per share attributable to the General Motors Class H common stock (NYSE: GMH). Visit DIRECTV on the World Wide Web at www.DIRECTV.com.

In connection with the proposed transactions, on March 18, 2002, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) filed preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. Holders of GM $1- 2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials filed on March 18, 2002, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the preliminary consent solicitation statement/information statement/prospectus filed with the SEC on March 18, 2002 and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

*     *     *

You are cordially invited to a Demonstration of
Satellite Television Technology
for the Home

11:30 am
Thursday, April 18, 2002
Room 212
Illinois State Capitol
Springfield

See a demonstration of satellite television technology
and broadband internet access that will be available
to home television viewers all across Illinois if the
merger of EchoStar and Hughes Electronics is
completed.

Representatives of EchoStar and DirecTV will
answer questions and demonstrate the benefits of
television programming and internet access available
on a home satellite dish.

Disclaimer

In connection with the proposed transactions, on March 18, 2002, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) filed preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. Holders of GM $1- 2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials filed on March 18, 2002, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the preliminary consent solicitation statement/information statement/prospectus filed with the SEC on March 18, 2002 and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.